SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Date October 10, 2001


                            CeNeS Pharmaceuticals plc
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                  COMPASS HOUSE
                                   VISION PARK
                                   CHIVERS WAY
                                     HISTON
                                CAMBRIDGE CB4 9ZR
                                 UNITED KINGDOM
--------------------------------------------------------------------------------
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F |X|       Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes |_|      No |X|




34427.0001

CeNeS Pharmaceuticals PLC
9 October 2001

              CENES PHARMACEUTICALS PLC ("CeNeS " or "the Company")

                                 Re Directorate

The board of CeNeS yesterday accepted the resignations of Dr Daniel Roach, the Company's chief executive officer, and Mr Martyn Collett, the Company's commercial director, with immediate effect as proposed in the Company's interim results announcement released on 1 October 2001.


9 October 2001

                                    * * * * *














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
CeNeS Pharmaceuticals PLC
9 October 2001

                    CENES PHARMACEUTICALS PLC (the "Company")

                            Director(s) Shareholding


The Company was today informed that the following directors of the Company purchased a total of 499,999 ordinary shares of 10p each in the Company ("Ordinary Shares") on 5th October 2001, and a total of 2,293,887 Ordinary Shares on 8th October 2001. These purchases have been split as follows:

  Director/           Date(s) of         Number of Ordinary     Purchase price per    % interest following      Number interest
 Shareholder           purchase           Shares purchased      Ordinary Share (p)         purchase(s)       following purchase(s)
 -----------           --------           ----------------      ------------------         -----------       ---------------------
A.G. Goodman          5 Oct 2001              166,666                10 1/4                  5.32                8,551,471*

                      8 Oct 2001              729,562                 9 1/2

Dr D. J. Roach        5 Oct 2001              166,666                10 1/4                  5.32                8,551,471*

                      8 Oct 2001              729,562                 9 1/2

N. R. Clark           8 Oct 2001              52,600                  9 1/2                  0.03                  52,600

M. Collett            8 Oct 2001              52,600                  9 1/2                  0.04                  56,661

ATM                   5 Oct 2001              166,667                10 1/4                  4.77                7,655,243*

                      8 Oct 2001              729,563                 9 1/2


Note:

* 7,655,243 of these Ordinary Shares are held by ATM Global Investments Limited ("ATM"), a company controlled by A.G. Goodman and Dr D. J. Roach.


9 October 2001
                                    * * * * *





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
CeNeS Pharmaceuticals PLC
9 October 2001



TO:  CITY EDITORS              9th October, 2001

FOR IMMEDIATE RELEASE


                            CeNeS Pharmaceuticals PLC

                               Additional Listing

Application has today been made to the UK Listing Authority for the admission to the Official List and to the London Stock Exchange for the admission to trading of 9,149,885 Ordinary Shares of 10 pence each in the capital of CeNeS Pharmaceuticals Plc ("CeNeS").

As announced with the interim results released on 1 October 2001, the shares have been subscribed for by Elan Corporation ("Elan"), at a price of 16.5 pence per share, in connection with an extension to the scope of the M6G/Medipad business venture agreement between CeNeS and Elan, whereby additional rights to M6G have been assigned by CeNeS to the business venture. The Shares will rank pari passu in all respects with the existing Ordinary Shares of 10 pence each.


                                    * * * * *









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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CENES PHARMACEUTICALS PLC

Date: October 10, 2001                 By: /s/ Neil Clark
                                           ------------------------------------
                                           Name: Neil Clark
                                           Title: Chief Operating Office and
                                                  Finance Director












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